SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 16/12

Notice to the Market

     Companhia Paranaense de Energia – COPEL, in compliance with the provisions in CVM Rule 358/2002, hereby announces to the market that, on October 30, its wholly-owned subsidiary Copel Distribuição S.A. held its first issue of simple, non-convertible, unsecured debentures with additional personal guarantee in a single series for public distribution with restricted placement efforts, pursuant to CVM Rule 476 of January 16, 2009, as amended, in the amount of one billion reais (BRL 1,000,000,000.00).

     One hundred thousand (100,000) Debentures were issued with unit face value of ten thousand reais (BRL 10,000.00), maturing on October 30, 2017. The Debentures’ unit value will not be monetarily restated.

     The Debentures will pay interest corresponding to the accumulated variation of one hundred percent (100%) of the average extra-group overnight Interbank Deposits (DI) rate, in percentage form, calculated and published daily by the Clearing House for Custody and Financial Settlement of Securities (CETIP) in the daily bulletin available on its website (http://www.cetip.com.br), plus a spread of 0.99% per year.

     The Debentures will be guaranteed by Companhia Paranaense de Energia - Copel, as approved by the Board of Directors’ Meeting held on October 22, 2012. The proceeds obtained from the offering will be applied to the Issuer’s working capital and/or investments.

     BB – Banco de Investimento S.A. was the Lead Manager of the offering.

Curitiba, November 6, 2012.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 6, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.